UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. _)*


                     Longtop Financial Technologies Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Ordinary Shares, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    54318P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Charles P. Coleman III
                        c/o Tiger Global Management, LLC
                           101 Park Avenue, 48th Floor
                            New York, New York 10178
                                 (212) 984-2500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 24, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Tiger Global Management, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       285,000
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   285,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Charles P. Coleman III
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.    SHARED VOTING POWER
SHARES
BENEFICIALLY                       10,083,165
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   10,083,165
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,083,165
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global Private Investment Partners III, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       6,042,000
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   6,042,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,042,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global PIP Performance III, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       6,042,000
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   6,042,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,042,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global PIP Management III, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       6,042,000
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   6,042,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,042,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global Private Investment Partners IV, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       3,756,165
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   3,756,165
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,756,165
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global PIP Performance IV, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       3,756,165
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   3,756,165
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,756,165
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global PIP Management IV, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       3,756,165
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   3,756,165
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,756,165
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       176,786
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   176,786
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     176,786
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global II, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       6,070
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   6,070
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,070
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global Performance, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       182,856
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   182,856
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     182,856
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 54318P108


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Tiger Global, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER

                                   0
                              --------------------------------------------------
NUMBER OF                     8.   SHARED VOTING POWER
SHARES
BENEFICIALLY                       102,144
OWNED BY EACH                 --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON WITH:
                                   0
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                   102,144
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,144
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No. 54318P108


                            Statement on Schedule 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares, $0.01 par value per share (the "Ordinary Shares"), of Longtop Financial Technologies Limited, a foreign private issuer registered in the Cayman Islands whose registered office is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (the "Issuer") and whose principal executive offices are located at 15/F, Block A, Chuangxin Building, Software Park, Xiamen 361005, People's Republic of China.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global Private Investment Partners III, L.P., a Cayman Islands limited partnership ("TGPIP III"); (ii) Tiger Global PIP Performance III, L.P., a Cayman Islands limited partnership ("TGP III"); (iii) Tiger Global PIP Management III, Ltd., a Cayman Islands exempted company ("TGM III" and together with TGP III and TGPIP III, the "TGPIP III Entities"); (iv) Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership ("TGPIP IV"); (v) Tiger Global PIP Performance IV, L.P., a Cayman Islands limited partnership ("TGP IV"); (vi) Tiger Global PIP Management IV, Ltd., a Cayman Islands exempted company ("TGM IV" and together with TGP IV and TGPIP IV, the "TGPIP IV Entities"); (vii) Tiger Global, L.P., a Delaware limited partnership ("TGLP");
(viii) Tiger Global II, L.P., a Delaware limited partnership ("TGII"); (ix) Tiger Global Performance, LLC, a Delaware limited liability company ("TGP" and together with TGLP and TGII, the "TGP Entities"); (x) Tiger Global, Ltd., a Cayman Islands exempted company ("TGLTD", and together with TGPIP III, TGPIP IV, TGLP and TGII, the "Tiger Global Funds"); (xi) Tiger Global Management, LLC, a Delaware limited liability company ("TGM", and together with the TGPIP III Entities, the TGPIP IV Entities, the TGP Entities and TGLTD, the "Tiger Global Entities"); and (xii) Charles P. Coleman III (together with Tiger Global Entities, the "Reporting Persons"). Mr. Coleman is a citizen of the United States.

         Each of the Tiger Global Funds is a private investment fund. TGP III is the general partner of TGPIP III, and TGM III is the general partner of TGP III. TGP IV is the general partner of TGPIP IV, and TGM IV is the general partner of TGP IV. TGP is the general partner of TGLP and TGII. TGM acts as the management company to the TGPIP III Entities, the TGPIP IV Entities, the TGP Entities and TGLTD and acts as investment manager to TGLP, TGII and TGLTD. Mr. Coleman is the managing member of TGM and TGP and the director of TGM III, TGM IV and TGLTD. The principal business office of the TGPIP III Entities, the TGPIP IV Entities, the TGP Entities, TGM and Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal office of TGLTD is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

         (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 54318P108


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 13, 2006, TGPIP III and other investors entered into a Series A Preferred Share Purchase Agreement (the "Series A Preferred Share Purchase Agreement") pursuant to which TGPIP III acquired from the Issuer in a private placement 4,028,000 Series A Preferred Shares for a purchase price of $5.5227 per share or $22,245,435.60 in the aggregate. A copy of the Series A Preferred Share Purchase Agreement is filed as Exhibit A hereto.

         On December 19, 2006, TGPIP IV and other investors entered into a Series B Preferred Share Purchase Agreement (the "Series B Preferred Share Purchase Agreement") pursuant to which TGPIP IV acquired from the Issuer in a private placement 2,443,402 Series B Preferred Shares for a purchase price of $9.6525 per share or $23,584,937.81 in the aggregate. On September 5, 2007, TGPIP IV received an additional 60,708 Series B Preferred Shares as a correction to reflect the Issuer's intended capitalization on December 19, 2006 when TGPIP IV initially acquired the Series B Preferred Shares. The total Series B Preferred Shares held by TGPIP IV after the adjustment was 2,504,110 shares. A copy of the Series B Preferred Share Purchase Agreement is filed as Exhibit B hereto.

         On October 9, 2007, the Issuer effected a 1.5-for-1 share split by means of a share dividend whereby holders of Ordinary Shares, Series A Preferred Shares and Series B Preferred Shares received an additional 0.5 share for each share held. After the share split, TGPIP III held 6,042,000 Series A Preferred Shares and TGPIP IV held 3,756,165 Series B Preferred Shares.

         All Series A Preferred Shares and Series B Preferred Shares were automatically converted into Ordinary Shares upon completion of the Issuer's initial public offering on October 29, 2007. Each Series A Preferred Share and Series B Preferred Share converted into one Ordinary Share.

         On October 24, 2007, TGLP, TGII and TGLTD purchased 285,000 Ordinary Shares for a purchase price of $17.50 per share or $4,987,500 in the aggregate.

         The source of the funds for the acquisition of the Preferred Shares purchased by TGPIP III and TGPIP IV pursuant to the Series A Preferred Share Purchase Agreement and Series B Preferred Share Purchase Agreement, respectively, was from working capital. No part of the purchase price was borrowed by TGPIP III or TGPIP IV for the purpose of acquiring such securities.

         The source of the funds for the acquisition of the Ordinary Shares purchased by TGLP, TGII and TGLTD was from working capital. No part of the purchase price was borrowed by TGLP, TGII or TGLTD for the purpose of acquiring such securities.

         This Item 3 (and the other Items of this statement) do not provide a complete description of the Series A Preferred Share Purchase Agreement and Series B Preferred Share Purchase Agreement and each such description is qualified in its entirety by reference to the agreement, which is set forth on Exhibits A and B hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

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CUSIP No. 54318P108


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a, b) As of the date hereof, TGM may be deemed to beneficially own 285,000 Ordinary Shares, constituting approximately 0.6% of the Ordinary
Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGM has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 285,000 Ordinary Shares;
has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 285,000 Ordinary Shares.

         (a, b) As of the date hereof, Charles P. Coleman III may be deemed to beneficially own 10,083,165 Ordinary Shares, constituting approximately 20.5% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         Mr. Coleman has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 10,083,165 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 10,083,165 Ordinary Shares.

         (a, b) As of the date hereof, TGPIP III may be deemed to beneficially own 6,042,000 Ordinary Shares, constituting approximately 12.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGPIP III has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 6,042,000 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 6,042,000 Ordinary Shares.

         (a, b) As of the date hereof, TGP III may be deemed to beneficially own 6,042,000 Ordinary Shares, constituting approximately 12.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGP III has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 6,042,000 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 6,042,000 Ordinary Shares.

         (a, b) As of the date hereof, TGM III may be deemed to beneficially own 6,042,000 Ordinary Shares, constituting approximately 12.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGM III has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 6,042,000 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 6,042,000 Ordinary Shares.

                                       15

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CUSIP No. 54318P108


         (a, b) As of the date hereof, TGPIP IV may be deemed to beneficially own 3,756,165 Ordinary Shares, constituting approximately 7.6% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGPIP IV has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 3,756,165 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 3,756,165 Ordinary Shares.

         (a, b) As of the date hereof, TGP IV may be deemed to beneficially own 3,756,165 Ordinary Shares, constituting approximately 7.6% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGP IV has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 3,756,165 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 3,756,165 Ordinary Shares.

         (a, b) As of the date hereof, TGM IV may be deemed to beneficially own 3,756,165 Ordinary Shares, constituting approximately 7.6% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGM IV has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 3,756,165 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 3,756,165 Ordinary Shares.

         (a, b) As of the date hereof, TGLP may be deemed to beneficially own 176,786 Ordinary Shares, constituting approximately 0.4% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGLP has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 176,786 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 176,786 Ordinary Shares.

         (a, b) As of the date hereof, TGII may be deemed to beneficially own 6,070 Ordinary Shares, constituting approximately 0.0% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGII has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 6,070 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 6,070 Ordinary Shares.

         (a, b) As of the date hereof, TGP may be deemed to beneficially own 182,856 Ordinary Shares, constituting approximately 0.4% of the Ordinary Shares of the Issuer, based upon the number of Ordinary

                                       16

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CUSIP No. 54318P108


Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGP has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 182,856 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 182,856 Ordinary Shares.

         (a, b) As of the date hereof, TGLTD may be deemed to beneficially own 102,144 Ordinary Shares, constituting approximately 0.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of October 24, 2007 as reported in the Issuer's Form F424(B)(4) filed on October 24, 2007.

         TGLTD has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 102,144 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 102,144 Ordinary Shares

         (c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the Series A Preferred Share Purchase Agreement attached hereto as Exhibit A and the Series B Preferred Share Purchase Agreement attached hereto as Exhibit B.

         In connection with the Series A Preferred Share Purchase Agreement, the Issuer, TGPIP III and certain other investors entered into an investors' rights agreement, dated June 13, 2006. In connection with the Series B Preferred Share Purchase Agreement, the investors' rights agreement was amended (the "Investors' Rights Agreement") and TGPIP IV became a party to the agreement. The Investors' Rights Agreement provides TGPIP III and TGPIP IV with customary registration rights, including demand, piggyback and Form F-3 registration rights. A copy of the Investors' Rights Agreement is filed as Exhibit C hereto.

         In connection with the public offering of the American depositary shares of the Issuer ("ADSs"), TGPIP III and TGPIP IV entered into a lock-up agreement and have agreed that they will not offer or sell for a period of 180 days after the date of the public offering. After the expiration of the 180-day period, the Ordinary Shares or ADSs held by TGPIP III and TGPIP IV may be sold subject to applicable securities regulations.

         The 180-day lock-up period described in the preceding paragraph is subject to adjustment under certain circumstances. If in the event that either
(1) during the last 17 days of the "lock-up" period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the "lock-up" period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the

                                       17

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CUSIP No. 54318P108


date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

         Xiaohong Chen is a director of the Issuer and is currently a managing director of Tiger Global Investment Consulting (Beijing) Co., an affiliate of TGM.

         This Item 6 (and the other Items of this statement) do not provide a complete description of the Investors' Rights Agreement and such description is qualified in its entirety by reference to the agreement, which is set forth on Exhibit C hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A      Series A Preferred Share Purchase Agreement (filed as Exhibit 4.7 to the Form F-1 filed with the Commission by the Issuer on October 10, 2007, and incorporated herein by reference).

Exhibit B      Series B Preferred Share Purchase Agreement (filed as Exhibit
               4.11 to the Form F-1 filed with the Commission by the Issuer on October 10, 2007, and incorporated herein by reference).

Exhibit C      Investors' Rights Agreement (filed as Exhibit 4.10 to the Form
               F-1 filed with the Commission by the Issuer on October 10, 2007, and incorporated herein by reference).

                                       18

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CUSIP No. 54318P108


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 1, 2007

Tiger Global Management, LLC                          /s/ CHARLES P. COLEMAN III
                                                      --------------------------
                                                      Signature

                                                      Charles P. Coleman III
                                                      Managing Member



Charles P. Coleman III                                /s/ CHARLES P. COLEMAN III
                                                      --------------------------
                                                      Signature



Tiger Global Private Investment Partners III, L.P.    /s/ CHARLES P. COLEMAN III
By Tiger Global PIP Performance III, L.P.             --------------------------
Its General Partner                                   Signature


By Tiger Global PIP Management III, Ltd.              Charles P. Coleman III
Its General Partner                                   Director



Tiger Global PIP Performance III, L.P.                /s/ CHARLES P. COLEMAN III
By Tiger Global PIP Management III, Ltd.              --------------------------
Its General Partner                                   Signature

                                                      Charles P. Coleman III
                                                      Director



Tiger Global PIP Management III, Ltd.                 /s/ CHARLES P. COLEMAN III
                                                      --------------------------
                                                      Signature

                                                      Charles P. Coleman III
                                                      Director

                                       19

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CUSIP No. 54318P108


Tiger Global Private Investment Partners IV, L.P.     /s/ CHARLES P. COLEMAN III
By Tiger Global PIP Performance IV, L.P.              --------------------------
Its General Partner                                   Signature

By Tiger Global PIP Management IV, Ltd.               Charles P. Coleman III
Its General Partner                                   Director



Tiger Global PIP Performance IV, L.P.                 /s/ CHARLES P. COLEMAN III
By Tiger Global PIP Management IV, Ltd.               --------------------------
Its General Partner                                   Signature

                                                      Charles P. Coleman III
                                                      Director



Tiger Global PIP Management IV, Ltd.                  /s/ CHARLES P. COLEMAN III
                                                      --------------------------
                                                      Signature

                                                      Charles P. Coleman III
                                                      Director



Tiger Global, L.P.                                    /s/ CHARLES P. COLEMAN III
By Tiger Global Performance, LLC                      --------------------------
Its General Partner                                   Signature

                                                      Charles P. Coleman III
                                                      Managing Member



Tiger Global II, L.P.                                 /s/ CHARLES P. COLEMAN III
By Tiger Global Performance, LLC                      --------------------------
Its General Partner                                   Signature

                                                      Charles P. Coleman III
                                                      Managing Member



Tiger Global Performance, LLC                         /s/ CHARLES P. COLEMAN III
                                                      --------------------------
                                                      Signature

                                                      Charles P. Coleman III
                                                      Managing Member

                                       20

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CUSIP No. 54318P108


Tiger Global, Ltd.                                    /s/ CHARLES P. COLEMAN III
                                                      --------------------------
                                                      Signature

                                                      Charles P. Coleman III
                                                      Director

                                       21

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CUSIP No. 54318P108


                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT A      Series A Preferred Share Purchase Agreement (filed as Exhibit 4.7 to the Form F-1 filed with the Commission by the Issuer on October 10, 2007, and incorporated herein by reference).

EXHIBIT B      Series B Preferred Share Purchase Agreement (filed as Exhibit
               4.11 to the Form F-1 filed with the Commission by the Issuer on October 10, 2007, and incorporated herein by reference).

EXHIBIT C      Investors' Rights Agreement (filed as Exhibit 4.10 to the Form
               F-1 filed with the Commission by the Issuer on October 10, 2007, and incorporated herein by reference).

                                       22